

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2016

David C. Moore
Senior VP and Chief Financial Officer
Universal Corporation
9201 Forest Hill Avenue
Richmond, Virginia 23235

     Re: Universal Corporation
              Form 10-K for Fiscal Year Ended March 31, 2016
              Filed May 27, 2016
              File No. 001-00652

Dear Mr. Moore:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Lyn Shenk

                         Lyn Shenk
                         Branch Chief
                         Office of Transportation and Leisure